Form of Transmittal Letter

Rule 12g3-2(b) File No. 82-34800

November 10, 2008

By Federal Express

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0213
U.S.A.

Attention:

Re: File No. 82-34800/Jupiter Telecommunications Co., Ltd.
Submission of Information Required Under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Dear Sir/Madame,

On behalf of Jupiter Telecommunications Co., Ltd. (the "Company"), I am furnishing herewith the following information pursuant to Rule 12g3-2(b)(1)(iii) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

1. Requirements of Japanese Law Attached you will find the English translation version.
   (a) Highlights of 2008 Q3 Results (October 29, 2008)
   (b) Consolidated Quarterly Financial Results Release (October 29, 2008)
   (c) Notice Regarding Stock Acquisition Rights as Stock Compensation Type Stock Options to Directors and Corporate Officers (October 15, 2008)

2. Enclosed herewith please find the copy of the following press releases in English:
   (a) Jupiter Telecommunications Announces July 2008 Subscriber Figures (August 15, 2008)
   (b) Jupiter Telecommunications to Acquire Majority Stake in Fukuoka Cable Network (August 25, 2008)
   (c) J:COM Takes Managing Stake in Taito Cable Television (September 9, 2008)
   (d) Announcement of Group Company Merger in Kansai Area (September 12, 2008)
   (e) Jupiter Telecommunications Announces August 2008 Subscriber Figures (September 17, 2008)
   (f) Announcement of Group Company Merger Between TEC:J and @NetHome (September 29, 2008)
   (g) J:COM Announces Organizational and Personnel Changes (October 1, 2008)
   (h) "Speed Racer" in High Definition to Coincide with the Japan DVD Release (October 8, 2008)
   (i) Jupiter Telecommunications Announces September 2008 Subscriber Figures (October 17, 2008)
   (j) J:COM Announces Organizational and Personnel Changes (November 4, 2008)

3. Following press releases are only in Japanese:
   (a) Channel Ginga reforms their fall programs (August 25, 2008)

(b) J:COM starts "LOST" season 1 to 3 through J:COM On Demand Service (September 1, 2008)
(c) J:COM Announces Organizational and Personnel Changes (September 1, 2008)
(d) TBS Channel and J:COM will hold Ultra soccer school 2008 (September 17, 2008)
(e) J:COM announces the programs of NHK On Demand (September 17, 2008)
(f) J:COM collaborates a VOD preview with Asmik-ace (September 19, 2008)
(g) J:COM will hold "J:COM PREMIUM KOREA FESTA 2008!" (September 19, 2008)
(h) J:COM collaborates the Second Anime Grand Prix with Animax, and announces a winner. (September 22, 2008)
(i) J:COM starts J:COM NET Warm-Hart Pack of 160 Mbps service (September 25, 2008)
(j) J:COM announces corporate rebranding (October 1, 2008)
(k) J:COM announces the performers of "J:COM PREMIUM KOREA FESTA 2008!" (October 16, 2008)
(l) J:COM introduces a Recommending Function on J:COM On Demand (October 20, 2008)

This letter shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, nor shall the submission of this letter constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions with regard to this information, please do not hesitate to contact the undersigned (direct: +81-3-6765-8158, fax: +81-3-6765-8091).

Kindly acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to me via the enclosed pre-paid airmail envelope and label.

Very truly yours,

Koji Kobayashi
General Manager
Corporate Communications Division, IR Dept.

Form of Transmittal Letter

RECEIVED **Rule 12g3-2(b) File No. 82-34800**

2008 NOV 14 A 11:47

August 7, 2008

COPY

By Federal Express

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Attention:

Re: File No. 82-34800/Jupiter Telecommunications Co., Ltd.
Submission of Information Required Under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Dear Sir/Madame,

On behalf of Jupiter Telecommunications Co., Ltd. (the "Company"), I am furnishing herewith the following information pursuant to Rule 12g3-2(b)(1)(iii) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

1. **ANNUAL REPORT 2007**
   Enclosed herewith please find an Annual Report in English for the year ended December 31, 2007.

2. Requirements of Japanese Law Attached you will find the English translation version.
   (a) Highlights of 2008 1H Results (July 29, 2008)
   (b) Consolidated Semi-annual Financial Results Release (July 29, 2008)
   (c) Notice Regarding Grant of Stock Acquisition Rights as Stock Compensation Type Stock Options to Directors and Corporate Officers (July 29, 2008)

3. Enclosed herewith please find the copy of the following press releases in English:
   (a) Jupiter Telecommunications Announces May 2008 Subscriber Figures (June 16, 2008)
   (b) Annoucement of Group Company Merger (July 4, 2008)
   (c) J:COM On Demand Offers Popular Nickelodeon Animated Program "SpongeBob SquarePants" Beginning July, 2008 (July 11, 2008)
   (d) Jupiter Telecommunications Announces June 2008 Subscriber Figures (July 16, 2008)
   (e) InteracTV in Collaboration with Shop Channel to Provide Convenient Shopping from Home via Remote Control Beginning August 1st (July 28, 2008)
   (f) J:COM Obtains Credit Rating for Domestic Shelf Registration for the Issuance of Straight Bond from R&I (August 4, 2008)

4. Following press releases are only in Japanese:
   (a) CEO Mr. Moriizumi will broadcast on Nikkei CNBC(June 13, 2008)
   (b) J:COM group sets up booth for Cable TV Show 2008(June 16, 2008)
   (c) J:COM launches Earthquake alert service for administration(June 19, 2008)
   (d) J:COM starts "SpongeBob" through J:COM On Demand Service (June 30, 2008)
   (e) Report of Myanmar and Sichuan disaster relief funds(July 9, 2008)
   (f) J:COM channel starts "Otameshi-Hour" from August 1(July 23, 2008)

This letter shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, nor shall the submission of this letter constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions with regard to this information, please do not hesitate to contact the undersigned (direct: +81-3-6765-8158, fax: +81-3-6765-8091).

Kindly acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to me via the enclosed pre-paid airmail envelope and label.

Very truly yours,

Koji Kobayashi
General Manager
Corporate Communications Division, IR Dept.

Form of Transmittal Letter

Rule 12g3-2(b) File No. 82-34800

June 5, 2008

Copy

By Federal Express

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Attention:

Re: File No. 82-34800/Jupiter Telecommunications Co., Ltd.
Submission of Information Required Under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Dear Sir/Madame,

On behalf of Jupiter Telecommunications Co., Ltd. (the "Company"), I am furnishing herewith the following information pursuant to Rule 12g3-2(b)(1)(iii) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

1. Requirements of Japanese Law Attached you will find the English translation version.
   (a) Highlights of 2008 Q1 Results (April 30, 2008)
   (b) Consolidated Quarterly Financial Results Release (April 30, 2008)
   (c) Announcement regarding resolution of dividend forecast for fiscal year ending December 31, 2008 (April 30, 2008)
   (d) Information concerning parent company, etc.(March 31, 2008)

2. Enclosed herewith please find the copy of the following press releases in English:
   (a) Jupiter Telecommunications Announces April 2008 Subscriber Figures (May 16, 2008)
   (b) J:COM anounces organizational and personnel changes (May 1, 2008)
   (c) Jupiter Telecommunications Announces March 2008 Subscriber Figures (April 17, 2008)
   (d) J:COM On Demand's Distribution of NHK On Demand Scheduled to Launch December 2008(59KB) (April 4, 2008)
   (e) J:COM Announces Organizational and Personnel Changes(44KB) (April 4, 2008)
   (f) J:COM Announces New Board Members(59KB) (March 27, 2008)
   (g) J:COM Announces Introduction of Corporate Officer System and Personnel Changes (March 27, 2008)
   (h) J:COM TV Digital Presents the Sci Fi Channel : Science Fiction Programming Broadcast throughout Japan Beginning April 1, 2008 (March 25, 2008)

3. Following press releases are only in Japanese.

(a) The report of "Clean up Our Town" (May 30, 2008)

(b) J:COM collaborates a research with Sumitomo Corporation and Tokyo University about predicting TV viewers' behaviors (May 30, 2008)

(c) FOX HD will be launched in J:COM TV Digital service from August 1st 2008 (May 23, 2008)

(d) J:COM started fund raising of Szechuan earthquake in China through J:COM On Demand service and J:COM Shops (May 21, 2008)

(e) J:COM sponsors the concert tour 2008 "Swing Heart" of Mariko Takahashi (May 13, 2008)

(f) All J:COM systems will clean up in their local communities on May 25th. (May 1, 2008)

(g) J:COM previews the film "The Witch of The West is Dead" through J:COM On Demand Service (April 30, 2008)

(h) J:COM and ANIMAX will be held "the 2nd anime song grand prix" (April 25, 2008)

(i) J:COM has decided to broadcast "The 18th Kasumigaura marathon"in J:COM channel. (April 18, 2008)

(j) J:COM introduces the plan of the digitization's improvement (April 3, 2008)

(k) The message from Mr. Moriizumi, the president and CEO, to new graduates (January 4, 2008)

(l) The concert "SHANGRILA 2" of Yumi Matsutoya was first lunched at VOD service (March 31, 2008)

(m) J:COM has decided to broadcast "Graduation Festival 2008 in Universal Studios JAPAN" at community channel in all J:COM systems (March 28, 2008)

(n) The report of the 14th ordinary general meeting of shareholders (March 27, 2008)

This letter shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, nor shall the submission of this letter constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions with regard to this information, please do not hesitate to contact the undersigned (direct: +81-3-6765-8158, fax: +81-3-6765-8091).

Kindly acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to me via the enclosed pre-paid airmail envelope and label.

Very truly yours,

Koji Kobayashi
General Manager
Corporate Communications Division, IR Dept.

(Translation from Japanese disclosure to JASDAQ)

October 29, 2008

[U.S. GAAP]

Consolidated Quarterly Financial Results Release

For the Nine Months Ended September 30, 2008

Jupiter Telecommunications Co., Ltd. (Consolidated)

Company code number: 4817 (URL http://www.jcom.co.jp/)

Shares traded: JASDAQ

Executive position of legal representative: Tomoyuki Moriizumi, Chief Executive Officer

Please address all communications to:
Koji Kobayashi, IR Department Phone: +81-3-6765-8157 E-Mail: KobayashiKo@jupiter.jcom.co.jp

1. Consolidated operating results (From January 1, 2008 to September 30, 2008)

(1) Consolidated financial results

(Fractional amounts rounded)

	Revenue		Operating income		Income before income taxes	
	(Millions of yen)	%	(Millions of yen)	%	(Millions of yen)	%
Nine months ended September 30, 2008	217,651	12.0	39,347	25.4	35,043	28.6
Nine months ended September 30, 2007	194,403	23.1	31,384	26.8	27,245	23.7
Year ended December 31, 2007	264,508		42,816		37,506	

	Net income		Net income per share (Basic)	Net income per share (diluted)
	(Millions of yen)	%	(Yen)	(Yen)
Nine months ended September 30, 2008	20,441	13.9	2,982.63	2,978.65
Nine months ended September 30, 2007	17,953	31.4	2,779.25	2,769.12
Year ended December 31, 2007	23,992		3,650.27	3,638.93

(Note) The percentages next to revenue, operating income, income before income taxes and net income represent year-on-year changes.

(2) Consolidated financial position

	Total assets	Shareholders' equity	Equity capital ratio to total assets	Shareholders' equity per share
	(Millions of yen)	(Millions of yen)	%	(Yen)
September 30, 2008	703,524	348,096	49.5	50,758.32
September 30, 2007	674,128	331,578	49.2	47,883.89
December 31, 2007	680,416	330,009	48.5	48,195.11

(3) Consolidated cash flow statement

	Cash flows from operating activities	Cash flows from investing activities	Cash flows from financing activities	Balance of cash & cash equivalents
	(Millions of yen)	(Millions of yen)	(Millions of yen)	(Millions of yen)
Nine months ended September 30, 2008	71,871	(32,566)	(26,103)	36,092
Nine months ended September 30, 2007	73,103	(35,284)	(31,391)	26,914
Year ended December 31, 2007	95,226	(52,728)	(40,094)	22,890

2. Dividend information

	Dividend per share (Yen)		
	Interim	Year- end	Annual cash dividend
December 31, 2007	—	—	0.00
December 31, 2008	500.00		750.00
December 31, 2008 (forecasts)		250.00	

(Note) Interim dividend amount per share (¥500) includes ¥250 as a special dividend.

3. Consolidated forecasts for December 2008 term (from January 1, 2008 to December 31, 2008)

	Revenue		Operating income		Income before income taxes		Net income		Net income per share
	(Millions of yen)	(%)	(Millions of yen)	(%)	(Millions of yen)	(%)	(Millions of yen)	(%)	(Yen)
Annual	295,000	11.5	50,000	16.8	45,000	20.0	27,000	12.5	3,939.00

(Notes) The percentages shown next to revenue, operating income, income before income taxes and net income represent year-on-year changes

There is no change to our forecast from the previous quarter.

4. Other information

(1) Change of material subsidiaries : None

(2) Adoption of any simplified accounting method : None

(3) Change of accounting methods : None

(Cautionary note regarding future-related information)

The forecasts contained in this report have been prepared on the basis of information that is currently available. Because such estimates are inherently very uncertain, actual results may differ from the forecasts. The Company does not guarantee that it will achieve these estimated results and advises readers to refrain from depending solely on these forecasts. Readers should also note that the Company is under no obligation to revise this information on a regular basis.

1. Qualitative information regarding consolidated business results

Throughout the quarter ended September 30, 2008, Jupiter Telecommunications Co., Ltd. (the Company) or its consolidated group (the J:COM Group) continued to make steady progress under its Volume plus Value growth and content strategies. At the same time, the J:COM Group strove to promote an area strategy with the aim of enhancing competitiveness as well as operational efficiency in each individual service area in the J:COM Group.

Under the volume strategy, the J:COM Group has positioned its efforts to reestablish a growth trend in TV operations as a key theme in fiscal 2008. In working to achieve this objective, steps have been taken to increase the number of customer contact points by diversifying its sales routes. As a part of these endeavors, the J:COM Group has placed particular emphasis on strengthening marketing efforts, increasing the number of J:COM Shops to 43 as of September 30, 2008. On September 9, 2008, the Company announced its intentions to acquire majority a share of Jyohoku New Media Co., Ltd. (Taito Cable Television) on December 1, 2008. Located next to a J:COM Group service area, this acquisition will further expand the J:COM Group's network and coverage into Taito Ward, Tokyo.

In pursuit of its value strategy, the J:COM Group worked to increase the number of services offered per subscribing household (the bundle ratio) and to enhance added value in existing services. In relation to high-speed Internet access services, the J:COM Group further expanded almost all systems for 160 Mbps ultra high-speed Internet access services as of July 31, 2008. In addition to increasing subscribing households, this initiative contributed to an improvement in the average monthly revenue per user (ARPU).

From a content strategy perspective, the J:COM Group bolstered the quality of the programming content on the new Channel Ginga, which was launched in April 2008. In this manner, the J:COM Group is endeavoring to further expand the breadth of its audience.

Striving to enhance operational efficiency and competitiveness, the J:COM Group continues to implement various measures to streamline its organization. The merger between J:COM Tokyo Co., Ltd. and Sakura Cable TV Co., Ltd. on July 1, 2008 was followed on August 25, 2008 by the acquisition of a majority equity stake in Fukuoka Cable Network Co., Ltd., an affiliated company previously accounted for by the equity method. Fukuoka Cable Network Co., Ltd. then merged with Cable Vision 21 Inc. on September 1, 2008. More recently, the J:COM Group has announced its decision to merge J:COM West Co., Ltd. with Kyoto Cable Communications Co., Ltd. on December 1, 2008.
Also the J:COM Group has announced its plan to merge wholly-owned subsidiaries, J:COM Technologies Co., Ltd., its cable network engineering company and @NetHome Co., Ltd., its IP/IT solution and digital contents provider, on January 1, 2009.

With less than three years remaining in the countdown to the complete changeover to terrestrial digital broadcasting in July 2011, the J:COM Group recognizes that its response will play an increasingly important role in the future. For this reason, the J:COM Group established the Digital Project Promotion Office in October 2008, to serve as its central coordinating body, and has launched the Digital Project. Through these means, the J:COM Group will actively promote the smooth migration to terrestrial digital broadcasting and endeavor to further increase the number of households utilizing its cable television services.

As a result of the measures outlined above, the total number of subscribing households (the number of households that subscribe to one or more services) of consolidated managed system operators as of September 30, 2008 rose to 2,903,300 households, an increase of 288,000 households (or 11%) from September 30, 2007. By type of service, cable television subscribers grew by 187,100 households (or 9%) from September 30, 2007 to 2,346,800 households as of September 30, 2008. Of this total, the number of digital subscribers rose by 402,200 households (or 29%) from September 30, 2007 to 1,767,600 households as of September 30, 2008, accounting for 75% of all cable television subscribers. The number of high-speed Internet access and telephony services subscribers increased by 166,800 households (or 14 %) and 250,700 households (or 20%), respectively as compared to September 30, 2007, rising to 1,348,800 households and 1,510,600 households, respectively as of September 30, 2008. The bundle ratio improved to 1.79 as of September 30, 2008 as compared to 1.76 at September 30, 2007. The average monthly revenue per subscribing household (ARPU) increased from ¥7,668 for the nine months ended September 30, 2007 to ¥7,774 for the nine months ended September 30, 2008.

In the following discussion, we quantify the impact of acquisitions on our results of operations. The acquisition impact represents our estimate of the difference between the operating results of the periods under comparison that is attributable to the timing of an acquisition. In general, we base our estimate of the acquisition impact on an acquired entity's operating results during the first three months following the acquisition date such that changes from those operating results in subsequent periods are considered to be organic changes. Included as acquisitions are (i) the July 2007 acquisition of Jupiter Visual Communications Co., Ltd., (ii) the September 2007 merger with Jupiter TV Co., Ltd., (iii) the January 2008 acquisition of Kyoto Cable Communications Co., Ltd., (iv) the February 2008 acquisition of a part of CATV business of Kobe City Development & Management Foundation and (v) the August 2008 step acquisition of Fukuoka Cable Network Co., Ltd.

Revenue

Total revenue increased by ¥23,248 million, or 12% from ¥194,403 million for the nine months ended September 30, 2007 to ¥217,651 million for the nine months ended September 30, 2008. This increase includes ¥9,774 million that is attributable to the aggregate impact of acquisitions. Excluding the effects of these acquisitions, total revenue increased by ¥13,474 million, or 7%. Subscription fees increased by ¥14,713 million, or 9%, from ¥170,946 million for the nine months ended September 30, 2007 to ¥185,659 million for the nine months ended September 30, 2008. This increase includes ¥2,295 million that is attributable to the aggregate impact of acquisitions. Excluding the impact of acquisitions, subscription fees increased by ¥12,418 million, or 7%.

Cable television subscription fees increased by ¥7,686 million, or 8%, from ¥91,579 million for the nine months ended September 30, 2007 to ¥99,265 million for the nine months ended September 30, 2008. The increase in cable television subscription revenue includes a 7% organic increase in subscription fees that is attributable to an increase in the average number of digital cable subscribers, for which we charge a higher fee compared to our analog cable service, and the associated increase in ARPU. As of September 30, 2008, 75% of cable television subscribers were receiving our digital service, compared to 63% as of September 30, 2007.

High-speed Internet subscription fees increased by ¥4,672 million, or 9% from ¥49,443 million for the nine months ended September 30, 2007 to ¥54,115 million for the nine months ended September 30, 2008. The increase in high-speed Internet subscription revenue includes an 8 % organic increase in subscription fees that is attributable to the net effect of (i) an increase in the average number of high-speed Internet subscribers and (ii) lower ARPU due to product bundling discounts.

Telephony subscription fees increased by ¥2,355 million, or 8%, from ¥29,924 million for the nine months ended September 30, 2007 to ¥32,279 million for the nine months ended September 30, 2008. The increase in telephony subscription revenue includes a 7% organic increase in subscription fees that is attributable to the net effect of (i) an increase in the average number of telephony subscribers and (ii) lower ARPU due to a decrease in call volumes.

Other revenue increased by ¥8,535 million, or 36%, from ¥23,457 million for the nine months ended September 30, 2007 to ¥31,992 million for the nine months ended September 30, 2008. This increase includes ¥7,479 million that is attributable to the aggregate impact of acquisitions. The acquisition impact is mainly attributable to the merger with Jupiter TV Co., Ltd.

Operating Costs and Expenses

Operating and programming costs increased by ¥6,408 million, or 8%, from ¥77,613 million for the nine months ended September 30, 2007 to ¥84,021 million for the nine months ended September 30, 2008. This increase includes ¥3,624 million that is attributable to the aggregate impact of acquisitions. The remaining increase is primarily due to cost directly related to growth of our subscriber base and increase in personnel costs.

Selling, general and administrative expenses increased by ¥5,608 million, or 15%, from ¥38,166 million for the nine months ended September 30, 2007 to ¥43,774 million for the nine months ended September 30, 2008. This increase includes ¥3,665 million that is attributable to the aggregate impact of acquisitions. The remaining increase is primarily attributable to increases in personnel costs.

Depreciation and amortization expenses increased by ¥3,269 million, or 7%, from ¥47,240 million for the nine months ended September 30, 2007 to ¥50,509 million for the nine months ended September 30, 2008. This increase is attributable to the aggregate impact of acquisitions and additions to fixed assets related to the installation of services to new customers.

Operating income, as a result of the above items, increased by ¥7,963 million, or 25% from ¥31,384 million for the nine months ended September 30, 2007 to ¥39,347 million for the nine months ended September 30, 2008.

Interest expense, net decreased by ¥349 million, or 11%, from ¥3,169 million for the nine months ended September 30, 2007 to ¥3,518 million for the nine months ended September 30, 2008.

Income before income taxes increased by ¥7,798 million, or 29% from ¥27,245 million for the nine months ended September 30, 2007 to ¥35,043 million for the nine months ended September 30, 2008.

Net income increased by ¥2,488 million, or 14%, from ¥17,953 million for the nine months ended September 30, 2007 to ¥20,441 million for the nine months ended September 30, 2008 for the reasons set forth above.

2. Financial position

Asset, Liability and Shareholders' equity

Total assets increased by ¥23,108 million, from ¥680,416 million as of December 31, 2007 to ¥703,524 million as of September 30, 2008. The increase is primarily due to acquisitions made in 2008.

Total liabilities increased by ¥2,239 million, from ¥345,008 million as of December 31, 2007 to ¥347,247 million as of September 30, 2008. The increase is primarily due to acquisitions made in 2008.

Shareholders' equity increased by ¥18,087 million, from ¥330,009 million as of December 31, 2007 to ¥348,096 million as of September 30, 2008. The increase is primarily due to net income for the nine months ended September 30, 2008.

Cash flows

For the nine months ended September 30, 2008, the net cash provided by our operating activities of ¥71,871 million, and existing cash and cash equivalent was used to fund net cash used in our investing and financing activities of ¥32,566 million and ¥26,103 million, respectively.

Cash Provided by Operating Activities. Net cash flows provided by operating activities decreased ¥1,232 million from ¥73,103 million for the nine months ended September 30, 2007 to ¥71,871 million for the nine months ended September 30, 2008. The decrease is primarily attributable to (i) an increase in cash used for our operating and SG&A expenses, (ii) an increase in cash paid for income taxes and (iii) an increase in cash used as a result of changes in our working capital accounts. These decreases were partially offset by an increase in our revenue for the nine months ended September 30, 2008.

Cash Used in Investing Activities. Net cash used in investing activities decreased ¥2,718 million from ¥35,284 million for the nine months ended September 30, 2007 to ¥32,566 million for the nine months ended September 30, 2008. The net cash used for the nine months ended September 30, 2008 primarily consisted of ¥28,934 million for capital expenditures and ¥3,848 million for our acquisition of new subsidiaries and business operations as compared to ¥31,334 million and ¥4,289 million, respectively, for the nine months ended September 30, 2007.

Cash Used in Financing Activities. Net cash used in financing activities decreased ¥5,288 million from ¥31,391 million for the nine months ended September 30, 2007 to ¥26,103 million for the nine months ended September 30, 2008. The decrease is primarily attributable to a ¥9,856 million decrease in net principal repayments of debt and capital lease obligations. These decreases were partially offset by a ¥3,428 million increase in cash dividends payments for the nine months ended September 30, 2008.

3. Others

(1) Changes in significant consolidated subsidiaries
    None
(2) Adoption of simplified accounting method
    None
(3) Change in accounting methods
    None

4. Consolidated Financial Statements

JUPITER TELECOMMUNICATIONS CO., LTD.
AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(YEN IN MILLIONS, EXCEPT SHARE AND PER SHARE AMOUNTS)

Account	Nine months ended September 30, 2008	Nine months ended September 30, 2007	Change		Year ended December. 31, 2007
	Amount	Amount	Amount	(%)	Amount
Revenue:					
Subscription fees	185,659	170,946	14,713	8.6	230,061
Other	31,992	23,457	8,535	36.4	34,447
	217,651	194,403	23,248	12.0	264,508
Operating costs and expenses					
Operating and programming costs	(84,021)	(77,613)	(6,408)	(8.3)	(104,748)
Selling, general and administrative	(43,774)	(38,166)	(5,608)	(14.7)	(52,722)
Depreciation and amortization	(50,509)	(47,240)	(3,269)	(6.9)	(64,222)
	(178,304)	(163,019)	(15,285)	(9.4)	(221,692)
Operating income	39,347	31,384	7,963	25.4	42,816
Other income (expenses) :					
Interest expense, net:					
Related parties	(1,088)	(986)	(102)	(10.3)	(1,332)
Other	(2,430)	(2,183)	(247)	(11.3)	(2,944)
Equity in earnings of affiliates	474	151	323	212.5	291
Other income, net	317	367	(50)	(13.6)	558
Income before income taxes and other items	36,620	28,733	7,887	27.4	39,389
Minority interest in net income of consolidated subsidiaries	(1,577)	(1,488)	(89)	(6.0)	(1, 883)
Income before income taxes	35,043	27,245	7,798	28.6	37,506
Income tax expense	(14,602)	(9,292)	(5,310)	(57.1)	(13,514)
Net income	20,441	17,953	2,488	13.9	23,992
Per Share data					
Net income per share – basic	2,982.63	2,779.25	203.38	7.3	3,650.27
Net income per share – diluted	2,978.65	2,769.12	209.53	7.6	3,638.93
Weighted average number of ordinary shares outstanding – basic	6,853,396	6,459,657	393,739	6.1	6,572,638
Weighted average number of ordinary shares outstanding – diluted	6,862,561	6,483,291	379,270	5.8	6,593,130

(Note) Percentages are calculated based on amounts before rounded in Change column.

JUPITER TELECOMMUNICATIONS CO., LTD.
AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(YEN IN MILLIONS)

Account	September 30, 2008	December 31, 2007	Change
	Amount	Amount	Amount
Current assets:			
Cash and cash equivalents	36,092	22,890	13,202
Accounts receivable	12,372	13,198	(826)
Allowance for doubtful accounts	(416)	(356)	(60)
Deferred tax asset - current	11,149	11,738	(589)
Prepaid expenses and other current assets	5,307	5,164	143
Total current assets	64,504	52,634	11,870
Investments:			
Investments in affiliates	13,247	19,502	(6,255)
Investments in other securities, at cost	2,141	2,139	2
Total investments	15,388	21,641	(6,253)
Property and equipment, at cost:			
Land	3,045	2,789	256
Distribution system and equipment	578,947	523,599	55,348
Support equipment and buildings	41,481	39,148	2,333
	623,473	565,536	57,937
Less accumulated depreciation	(273,437)	(228,341)	(45,096)
Total property and equipment, at cost	350,036	337,195	12,841
Other assets:			
Goodwill	225,478	221,493	3,985
Identifiable intangible asset , net	34,013	32,862	1,151
Deferred tax asset – non current	2,028	4,423	(2,395)
Other	12,077	10,168	1,909
Total other assets	273,596	268,946	4,650
Total assets	703,524	680,416	23,108

(YEN IN MILLIONS)

Account	September 30, 2008	December 31, 2007	Change
	Amount	Amount	Amount
Current liabilities:			
Short-term loans	6,203	2,625	3,578
Long-term debt–current portion	12,479	21,308	(8,829)
Capital lease obligations–current portion			
Related parties	13,376	11,671	1,705
Other	2,808	2,947	(139)
Accounts payable	20,689	24,279	(3,590)
Income taxes payable	6,156	7,082	(926)
Deposit from related parties	3,938	3,536	402
Deferred revenue – current portion	6,320	6,088	232
Accrued expenses and other liabilities	10,277	6,236	4,041
Total current liabilities	82,246	85,772	(3,526)
Long-term debt, less current portion	143,437	143,219	218
Capital lease obligations, less current portion:			
Related parties	35,843	34,335	1,508
Other	6,898	6,911	(13)
Deferred revenue	57,645	54,708	2,937
Redeemable preferred stock of consolidated subsidiary	—	500	(500)
Deferred tax liability – non current	10,847	12,643	(1,796)
Other liabilities	10,331	6,920	3,411
Total liabilities	347,247	345,008	2,239
Minority interests	8,181	5,399	2,782
Shareholders' equity:			
Ordinary shares no par value	117,156	116,734	422
Additional paid-in capital	231,971	231,493	478
Retained earnings	6,934	(10,079)	17,013
Treasury stock	(7,520)	(7,520)	—
Accumulated other comprehensive loss	(445)	(619)	174
Total shareholders' equity	348,096	330,009	18,087
Total liabilities, minority interests and shareholders' equity	703,524	680,416	23,108

JUPITER TELECOMMUNICATIONS CO., LTD.
AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(YEN IN MILLIONS)

	Nine months ended September 30, 2008	Nine months ended September 30, 2007	Year ended December 31, 2007
Classification	Amount	Amount	Amount
Cash flows from operating activities:			
Net income	20,441	17,953	23,992
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	50,509	47,240	64,222
Equity in earnings of affiliates	(474)	(151)	(291)
Minority interest in net income of consolidated subsidiaries	1,577	1,488	1,883
Stock compensation expenses	55	125	140
Deferred income taxes	2,060	416	1,657
Non-cash gain from forgiveness of debt	(135)	—	—
Changes in operating assets and liabilities, excluding effects of business combinations:			
Decrease in accounts receivable, net	1,035	2,783	2,477
Decrease/(increase)in prepaid expenses and other current assets	(1,069)	581	214
Increase in other assets	(1,779)	(1,729)	(2,478)
Increase/(decrease) in accounts payable	(4,004)	(2,270)	412
Increase in accrued expenses and other liabilities	4,334	7,169	2,834
Increase/(decrease) in deferred revenue	(679)	(502)	164
Net cash provided by operating activities	71,871	73,103	95,226
Cash flows from investing activities:			
Capital expenditures	(28,934)	(31,334)	(46,348)
Acquisitions of new subsidiaries or merger, net of cash acquired	(2,042)	634	634
Acquisition of business operation	(1,710)	—	—
Investments in and advances to related party	—	—	(1,138)
Loan to related party	—	(3,766)	(5,166)
Principle received from related party	—	1,350	1,350
Acquisition of minority interests in consolidated subsidiaries	(96)	(2,507)	(2,543)
Other investing activities	216	339	483
Net cash used in investing activities	(32,566)	(35,284)	(52,728)
Cash flows from financing activities:			
Proceeds from issuance of common stock	844	2,757	2,973
Purchase of treasury stock	—	—	(7,520)
Change in short-term loans	(183)	(300)	335
Proceeds from long-term debt	25,284	253	613
Principal payments of long-term debt	(36,756)	(22,357)	(25,699)
Principal payments under capital lease obligations	(12,617)	(11,724)	(15,689)
Cash dividend paid to shareholders	(3,428)	—	—
Other financing activities	753	(20)	4,893
Net cash used in financing activities	(26,103)	(31,391)	(40,094)
Net increase/(decrease) in cash and cash equivalents	13,202	6,428	2,404
Cash and cash equivalents at beginning of year	22,890	20,486	20,486
Cash and cash equivalents at end of term	36,092	26,914	22,890

Segment Information

(1) Operating segments

The Company's new channel services are considered a separate operating segment, however, due to the insignificant size of these channel service operations, management has determined it has one reportable segment "Broadband communications services" as of September 30, 2008. Therefore, information on operating segments is not applicable in this section.

(2) Segment information by region

Since the Company does not have any overseas subsidiaries or branches, this section is not applicable.

Highlights of 2008 Q3 (1/2)

October 29, 2008
Jupiter Telecommunications Co., Ltd.

Unit: Yen in 100 million (rounding in 10 million yen)

P/L	9 months ended Sep. 30, 2008	9 months ended Sep. 30, 2007	Change Amount	Change %	Forecast for the year ending Dec. 31, 2008	Progress (%)	Explanation of changes
Revenue:							
Subscription fee	1,857	1,709	147	9%			Subscription fees breakdown: Cable TV 993(+77, or +8%), HS Internet 541(+47, or +9%), Telephony 323(+24, or +8%). Effect of acquisitions (+23)
Other	320	235	85	36%			Effect of acquisitions (+75)
Total	2,177	1,944	232	12%	2,950	74%	Effect of acquisitions (+98)
Operating costs and expenses:							
Operating & programming costs	840	776	64	8%			In line with increase in the cost directly related to growth of our subscriber base. Effect of acquisitions (+38)
Selling, general & administrative	438	382	56	15%			Increase due to effect of acquisitions (+37), and personnel costs.
Depreciation & amortization	505	472	33	7%			Increase in fixed assets related to the installation of services to new customers. Effect of acquisitions (+10)
Operating income	393	314	80	25%	500	79%	
Other income/expense:							
Interest expense, net	35	32	3	11%			
Equity in earnings of affiliates	5	2	3	212%			
Other income, net	3	4	(0)	(14%)			
Income before taxes, minority	366	287	79	27%			
Minority interest in net income	16	15	1	6%			
Income before income taxes	350	272	78	29%	450	78%	
Income taxes	146	93	53	57%			
Net income	204	180	25	14%	270	76%	

OCF *1	899	787	112	14%
Margin	41.3%	40.5%	0.8%	

(Note) Acquisitions include Jupiter Visual Communications, Jupiter TV, Kyoto Cable Communications, Fukuoka Cable Network and a part of former Kobe Cablevision.

Assets and Liabilities	As of Sep. 30, 2008	As of Dec. 31, 2007	Change
Total Assets	7,035	6,804	231
Equity	3,481	3,300	181
Equity capital ratio to total assets	49%	49%	1%
Debt (including capital lease obligations)	2,210	2,230	(20)
Net Debt	1,850	2,001	(152)
D/E Ratio (Net)	0.53	0.61	(0.08)

Capital Expenditure	9 months ended Sep. 30, 2008	9 months ended Sep. 30, 2007	Change Amount	Change %
Capital expenditures	289	313	(24)	(8%)
Capital lease expenditure	109	142	(32)	(23%)
Total	399	455	(56)	(12%)

Cash Flows	9 months ended Sep. 30, 2008	9 months ended Sep. 30, 2007	Explanation
Cash provided by operating activities	719	731	Net income(204), depreciation and amortization expense(505)
Cash used in investing activities	(326)	(353)	Capital expenditure(289) and acquisition expenditure(38)
Free Cash Flow *1	320	276	(Cash provided by operating activities 719) - (Capital expenditure incl. capital lease 399)
Cash used in financing activities	(261)	(314)	Net decrease in debt(117) and principal payment of capital lease (126)
Increase/(decrease) in cash	132	64	

*1: Operating Cash Flow and Free Cash Flow are non-GAAP measures as contemplated by the U.S. Securities and Exchange Commission's Regulation G.
For related definitions and reconciliations, see the Investor Relations section of the Liberty Global Inc. website (www.lgi.com).
OCF (Operating Cash Flow) : Revenue less Operating & programming costs less Selling, general & administrative expenses (exclusive of stock compensation, depreciation and amortization)
(Note)
Changes in amounts and percentages are calculated based on financial statements.

(Cautionary note regarding future-related information)
The forecasts contained in this report have been prepared on the basis of information that is currently available. Because such estimates are inherently very uncertain, actual results may differ from the forecasts. The Company does not guarantee that it will achieve these estimated results and advises readers to refrain from depending solely on these forecasts. Readers should also note that the Company is under no obligation to revise this information on a regular basis.

Highlights of 2008 Q3 (2/2)

October 29, 2008
Jupiter Telecommunications Co., Ltd.

J:COM Group	As of Sep. 30, 2008	As of Dec. 31, 2007	Change		Explanation of changes
Consolidated subsidiaries					
CATV company	18	20	(2)	(a)	Three subsidiaries (J:COM Kansai, Cable West and Hokusetsu Cable Net) merged to create J:COM West(-2). Kyoto Cable Communications became subsidiary(+1). J:COM Tokyo merged with Sakura Cable TV(-1). Fukuoka Cable Network became subsidiary(+1). Merger of Fukuoka Cable Network with Cable Vision 21 created J:COM Fukuoka(-1)
Others	10	12	(2)		JSBC2 was sold(-1) .Reality TV Japan was dissolved(-1).
Total	28	32	(4)	(1)	
Equity-method affiliates					
CATV company	1	3	(2)	(b)	Kyoto Cable Communications became subsidiary(-1). Fukuoka Cable Network became subsidiary(-1).
Others	8	8	0		
Total	9	11	(2)	(2)	
Group total (1)+(2)	37	43	(6)		
CATV company Total (a) + (b)	19	23	(4)		

Consolidated systems

Operational Data	As of Sep. 30, 2008	As of Sep. 30, 2007	Change
RGUs			
CATV	2,346,800	2,159,700	187,100
of which digital service	1,767,600	1,365,400	402,200
HS Internet access	1,348,800	1,182,000	166,800
Telephony	1,510,600	1,259,900	250,700
Total	5,206,200	4,601,600	604,600
Customers connected	2,903,300	2,615,300	288,000
Homes passed	10,845,400	9,365,700	1,479,700
Average number of RGUs per customer	1.79	1.76	0.03
Rate of customers taking 3 services	25.9%	24.2%	1.7%
ARPU *2 (Average revenue per customer per month)	¥7,774	¥7,668	¥106
Monthly churn rate *3			
CATV	1.0%	1.1%	(0.1%)
HS Internet access	1.3%	1.3%	0.0%
Telephony	0.7%	0.8%	(0.1%)

【Reference】

Operational Data	As of Sep. 30, 2008		
	Kyoto Cable Communications *4	Kobe Cablevision *4	Fukuoka Cable Network *4
RGUs			
CATV	21,100	7,200	85,900
of which digital service	13,600	600	60,000
HS Internet access	9,700	1,800	44,400
Telephony	-	300	60,500
Total	30,800	9,300	190,800
Customers connected	26,000	7,200	114,400
Homes passed	311,700	60,300	540,800
Average number of RGUs per customer	1.19	1.29	1.67

*2: ARPU is calculated as follows: average total revenue of our systems (excluding installation, poor reception, and other revenues) for the period, divided by the weighted-average number of connected customers during the period. Monthly average for January - September, 2008 and 2007.

*3: Churn Rate = number of disconnects from a service for the period / the monthly weighted average number of subscribers / 9

*4: A managed system or operations that became part of J:COM's consolidated group after Sept. of 2007. Subscriber numbers of the newly consolidated system and operations are included in Operational Data for "Consolidated systems". Except Fukuoka Cable Network, these numbers are subject to change once they are unified under J:COM's calculation method. Kobe Cablevision has been merged with Cable Net Kobe-Ashiya Co., Ltd. Fukuoka Cable Network Co. Ltd. has been merged with Cable Vision 21Inc., and created J:COM Fukuoka Co., Ltd.

J:COM

August 15, 2008
FOR IMMEDIATE RELEASE

JUPITER TELECOMMUNICATIONS ANNOUNCES JULY 2008 SUBSCRIBER FIGURES

Tokyo, Japan -- Jupiter Telecommunications Co., Ltd. (JASDAQ: 4817), the largest multiple system operator (MSO) in Japan based on the number of customers served, has announced that the total subscribing households as of July 31, 2008 served by J:COM's 19 managed franchises reached approximately 2.89 million, up 179,600, or 6.6% since July 31, 2007. Combined revenue generating units (RGUs) for cable television, high-speed Internet access and telephony services reached 5.15 million, up 427,300 or 9.0% since July 31, 2007. The bundle ratio (average number of services received per subscribing household) increased to 1.79 as of July 31, 2008 from 1.75 since July 31, 2007. The cable television digital migration rate as of July 31, 2008 increased to 74% from 60% as of July 31, 2007.

* Since January 2008, J:COM subscriber figures include subscribers of Kyoto Cable Communications Co., Ltd., which was moved onto the J:COM subscriber management system in July 2008. The impact of the integration in July resulted in an increase of 300 cable television and a decrease of 100 high-speed Internet access services subscribing households as compared to the previous method.

Details are provided in the table below:

Year-Over-Year Subscribing Household Comparisons: *(Rounded to the nearest hundred)*
Total managed franchises: 19 franchises; 42 systems:

	Revenue Generating Units				Total Subscribing Households
	Cable Television	High-Speed Internet Access	Telephony	RGU Total	
As of July 31, 2008	2,338,200 Digital: 1,722,600	1,333,500	1,480,200	5,151,900	2,885,200
As of July 31, 2007	2,231,600	1,208,100	1,284,900	4,724,600	2,705,600
Net year-over-year increase	106,600	125,400	195,300	427,300	179,600
Net increase as percentage	4.8%	10.4%	15.2%	9.0%	6.6%

Results for J:COM's consolidated subsidiaries are noted below:

Total consolidated subsidiaries: 18 franchises; 41 systems:

	Revenue Generating Units				Total
	Cable Television	High-Speed Internet Access	Telephony	RGU Total	Subscribing Households
As of July 31, 2008	2,252,100 Digital: 1,664,200	1,289,300	1,420,100	4,961,500	2,771,000
As of July 31, 2007	2,145,200	1,165,900	1,228,600	4,539,700	2,594,000
Net year-over-year increase	106,900	123,400	191,500	421,800	177,000
Net increase as percentage	5.0%	10.6%	15.6%	9.3%	6.8%

About Jupiter Telecommunications Co.,Ltd.

Established in 1995, Jupiter Telecommunications Co., Ltd. is Japan's largest multiple system operator (MSO or J:COM Company) and multiple channel operator (MCO or Jupiter TV Company). J:COM Company provides cable television, high-speed Internet access, telephony and mobile services to customers through 19 managed franchises (as of July 31, 2008) operating at the local level serving 2.89 million subscribing households (as of July 31, 2008) in the Sapporo, Kanto, Kansai, and Kyushu regions. The number of serviceable households or "homes passed" in J:COM franchise areas is 10.50 million. Jupiter TV Company, formerly Jupiter TV Co., Ltd., invests in and operates 16 premium channels which are provided to CATV, satellite and telecom operators. Jupiter Telecommunication's principal shareholder is LGI/Sumisho Super Media and is a public company, trading on the JASDAQ stock exchange under code No. 4817. For more information (available in English and Japanese), visit J:COM's website at http://www.jcom.co.jp/english.html

# # #

Certain statements in this news release may constitute "forward-looking statements," which involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of Jupiter Telecommunications Co., Ltd. and any of its subsidiaries to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.

JASDAQ

August 15, 2008

Notice Regarding Stock Acquisition Rights as
Stock Compensation Type Stock Options to Directors and Corporate Officers

We hereby provide notice that undecided items for the purpose of granting stock acquisition rights as compensation type stock options resolved at the meeting of the board of directors held on July 29, 2008 have been decided today, as follows:

I. Name of Stock Acquisition Rights:

Jupiter Telecommunications Co., Ltd. 2008 Stock Compensation Type Stock Acquisition Rights (mid-term incentive).

II. Total Number of Stock Acquisition Rights to be Granted

312 stock acquisition rights.

Ⅲ. Type and Number of Shares Subject to Stock Acquisition Rights

The Stock Acquisition Rights shall be convertible into ordinary shares, and each stock acquisition right shall be convertible into one ordinary share (such total, the "**Number of Shares Granted**").

Ⅳ. Payment Price of Stock Acquisition Rights

76,524 yen per stock acquisition right (76,524 yen per share)

J:COM

JASDAQ

August 25th, 2008
For IMMEDIATE RELEASE

Jupiter Telecommunications to Acquire Majority Stake in Fukuoka Cable Network

Tokyo, Japan – Jupiter Telecommunications Co., Ltd. (J:COM, JASDAQ:4817), the largest multiple system operator (MSO) in Japan based on the number of customers served, announced today that it has acquired a total of 7,400 shares (18.5% of the 40,000 total outstanding shares) of the Fukuoka Cable Network Co., Ltd. (FCN), one of the group companies of J:COM and an equity-method applied affiliate. J:COM's stake in FCN has increased from 45% to 63.5% as a result of the share acquisition

As previously announced, FCN will merge with Cable Vision 21 Inc., (CV21) a consolidated subsidiary of J:COM as of September 1st, 2008. FCN will be the surviving company and its company name will be changed to J:COM Fukuoka Co.,Ltd.

As cable system operators of the J:COM Group, both FCN and CV21 have been providing a "Quadruple Play" of services including cable television, high-speed internet access, telephony and mobile services to their customers in the Kyushu region under the J:COM brand. In the midst of a rapidly evolving and highly competitive business climate, the J:COM group aims to sharpen its competitive edge by fostering continuous growth through increased administrative efficiency that the merged group companies can provide.

About Jupiter Telecommunications Co., Ltd.

Established in 1995, Jupiter Telecommunications Co., Ltd. is Japan's largest multiple system operator (MSO or J:COM Company) and multiple channel operator (MCO or Jupiter TV Company). J:COM Company provides cable television, high-speed Internet access, telephony and mobile services to customers through 19 managed franchises (as of July 31, 2008) operating at the local level serving 2.89 million subscribing households (as of July 31, 2008) in the Sapporo, Kanto, Kansai, and Kyushu regions. The number of serviceable households or "homes passed" in J:COM franchise areas is 10.50 million. Jupiter TV Company, formerly Jupiter TV Co., Ltd., invests in and operates 16 premium channels which are provided to CATV, satellite and telecom operators. Jupiter Telecommunication's principal shareholder is LGI/Sumisho Super Media and is a public company, trading on the JASDAQ stock exchange under code No. 4817. For more information (available in English and Japanese), visit J:COM's website at http://www.jcom.co.jp/english.html

###

Certain statements in this news release may constitute "forward-looking statements," which involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of Jupiter Telecommunications Co., Ltd. and any of its subsidiaries to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.

J:COM

RECEIVED
2008 NOV 14 A 11:47

September 9th, 2008
For IMMEDIATE RELEASE

J:COM Takes Managing Stake in
Taito Cable Television
Consolidation is Scheduled for December 2008

Tokyo, Japan – Jupiter Telecommunications Co., Ltd. (J:COM, JASDAQ:4817), the largest multiple system operator (MSO) in Japan based on the number of customers served, announced today that it has signed a preliminary agreement of stock purchase with Taito Ward, Tokyo, the largest stockholder of Jyohoku New Media Co., Ltd. (Taito Cable Television, Headquarters: Tokyo). J:COM will acquire 4,800 shares out of the total 5,200 outstanding shares held by Taito Ward. J:COM also plans to acquire any additional Taito Cable Television shares from other shareholders, with the intent of securing majority voting rights as of December 1st, 2008 and turning the company into a consolidated subsidiary. The details of this transaction are outlined below.

Details

1. Purpose of the Share Acquisition

J:COM's growth strategy focuses on proactive investment into cable television service operators. The acquisition of 4,800 outstanding shares of Taito Cable Television from Taito Ward is part of that strategy. Taito Cable Television operates throughout Taito Ward, Tokyo with approximately 80,000 serviceable households or "homes passed."

The service areas of Taito Cable Television are densely populated and located next to the Sumida Ward, a J:COM service area, enabling potential synergies in terms of business strategy. J:COM anticipates that, taking advantage of its management resources such as its sales team, product line up and customer support, the penetration rate for the multi-channel service of Taito Cable Television is expected to improve from the current high-teen level to over 20%, which is the average of the J:COM group. Furthermore, the additional capital investment will be minimal, due to the area already having the trunk line network fully upgraded.

Taito Ward, home to many of the country's most significant cultural treasures, historical sites, and traditional events, boasts an abundance of popular sightseeing areas. J:COM will utilize this variety of attractive subjects as content for the J:COM community channels and as such further strengthen its own media product line-up.

2. Outline of the company to be acquired

1. Company Name — Jyohoku New Media Co., Ltd. (referred to as Taito Cable Television)
2. Main Businesses — Cable television broadcasting, telecommunication, etc.
3. Date of Establishment — May 16th, 1985
4. Head Office — 1-7-5, Kita Ueno, Taito-ku, Tokyo
5. Representative — Masao Fukami, President
6. Capital Amount — 1,920 million yen
7. Number of Employees — 30 (as of March 31st, 2008)
8. Major Shareholders — Taito Ward (13.54%), East Japan Railway Company (13.54%), Nippon Densetsu Kogyo (13.2%), ITX Corporation (10.42%)
9. Total Outstanding Shares — 38,400 shares
10. Account End — End of March

11. Business performance trends for most recent fiscal years

	March, 2007	March, 2008
Sales	1,654	1,453
Operating Income	177	35
Ordinary Income	183	42
Net Income	111	17
Total Assets	3,157	3,516
Shareholder's Equity	1,583	1,601

※ JP Y in millions, rounded down to the nearest million

12. Current subscribing household status

	As of the end of March 2008
Service area	Taito Ward, Tokyo (Ueno, Asakusa, Yanaka, Negishi, etc.)
Number of homes passed	Approximately 80,000
Total number of subscribing households	15,900
Cable television	13,800
High-speed internet access	4,600

3. Seller

1. Name — Taito Ward
2. Representative — Hiroshi Yoshizumi, Ward Mayor
3. Head Office — 4-5-6, Higashi Ueno, Taito-ku, Tokyo

4. Contents of Share Acquisition and Date of Transfer

1. Content — Acquire 4,800 shares (12.5% of the total outstanding shares) from Taito Ward, one of the current major stockholders under Jyohoku New Media Co., Ltd.
2. Date of Transfer — December 1st, 2008 (expected)

5. Impact on business performance

The impact of the acquisition on our business performance of 2008 will be immaterial, as Taito Cable Television is scheduled to become a subsidiary company of J:COM on December 1st, 2008.

Established in 1995, Jupiter Telecommunications Co., Ltd. is Japan's largest multiple system operator (MSO or J:COM Company) and multiple channel operator (MCO or Jupiter TV Company). J:COM Company provides cable television, high-speed Internet access, telephony and mobile services to customers through 19 managed franchises (as of July 31, 2008) operating at the local level serving 2.89 million subscribing households (as of July 31, 2008) in the Sapporo, Kanto, Kansai, and Kyushu regions. The number of serviceable households or "homes passed" in J:COM franchise areas is 10.50 million. Jupiter TV Company, formerly Jupiter TV Co., Ltd., invests in and operates 16 premium channels which are provided to CATV, satellite and telecom operators. Jupiter Telecommunication's principal shareholder is LGI/Sumisho Super Media and is a public company, trading on the JASDAQ stock exchange under code No. 4817. For more information (available in English and Japanese), visit J:COM's website at http://www.jcom.co.jp/english.html

###

Certain statements in this news release may constitute "forward-looking statements," which involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of Jupiter Telecommunications Co., Ltd. and any of its subsidiaries to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.

J:COM

JASDAQ

September 12th, 2008
For IMMEDIATE RELEASE

Announcement of Group Company Merger in Kansai Area

Tokyo, Japan – Jupiter Telecommunications Co., Ltd. (J:COM, JASDAQ:4817), the largest multiple system operator (MSO) in Japan based on the number of customers served, has announced today that J:COM West Co., Ltd. and Kyoto Cable Communications Co., Ltd., both consolidated subsidiaries of J:COM, have signed an agreement to merge as of December 1, 2008. Below is a detailed outline of the merger proposal.

1. Merger Objectives and Significance

As cable system operators of the J:COM Group, both J:COM West Co., Ltd. and Kyoto Cable Communications Co., Ltd. have been providing quality broadcasting and telecommunication services including cable television and high-speed Internet access under the J:COM brand throughout their service areas in the Osaka and Kyoto prefectures. In the midst of a rapidly evolving and highly competitive business climate in the Kansai area, the J:COM group aims to sharpen its competitive advantage and promote continuous growth by fostering increased administrative efficiency through the consolidation of common operational functions and optimized distribution of managerial resources.

As a result of this merger, J:COM West Co., Ltd. will become the largest cable television operator in Japan serving approximately 900,000 subscribing households with approximately 3,620,000 serviceable households, or "homes passed" in four prefectures in the Kansai area (Osaka, Kyoto, Hyogo and Wakayama prefectures). This will enable J:COM West Co., Ltd. to provide a higher level of assurance and reliability to its customers by enhancing its presence in the market. The expansion of its business operations will also allow for improved financial strength and greater managerial efficiency throughout the company.

2. Merger Outline

①Schedule

Board meeting and execution of the merger agreement:	September 12, 2008
Extraordinary shareholders' meeting:	October 30, 2008 (expected)
Effective date of the merger:	December 1, 2008 (expected)

②Merger Scheme

Merger by absorption while maintaining J:COM West Co., Ltd. as the surviving company

3. Outline of Merging Companies (as of June 30, 2008)

Company name	J:COM West Co., Ltd. (the surviving company)	Kyoto Cable Communications Co., Ltd.
Business Operations	Cable television service Telephony service Internet access service	Cable television service Internet access service
Service areas	Osaka, Hyogo and Wakayama Prefectures	Kyoto Prefecture
Date of Establishment	February 3, 1997	November 30, 1984
Headquarters	Chuo-ku, Osaka	Shimogyo-ku, Kyoto
Representative	Masayuki Matsumoto, President	Akio Kominami, President
Capital amount	15,500 million yen	4,267 million yen
Largest shareholder and its shareholding percentage	Jupiter Telecommunications Co., Ltd. 90.74%	Jupiter Telecommunications Co., Ltd. 99.24%

The impact of the merger will have no influence on the consolidated business performances of the group companies because this merger will be executed between consolidated companies of J:COM.

[Reference]
Company outline and scale of business operations of J:COM West Co., Ltd. following the merger:

<Company Outline>

Company name	J:COM West Co., Ltd.
Business Operations	Cable television service, telephony service, Internet access service
Service areas	The prefectures of Osaka, Kyoto, Hyogo and Wakayama
Date of Establishment	February 3, 1997
Headquarters	Chuo-ku, Osaka
Representative	Masayuki Matsumoto, President
Capital amount	15,500 million yen
Largest shareholder and its shareholding percentage	Jupiter Telecommunications Co., Ltd. 90.85%

<Scale of Operations>

Number of homes passed	3,615,700 households
Number of subscribing households	899,300 households
Sales	62,836 million yen
Operating Income	8,672 million yen

※ Number of homes passed and subscribing households: total as of the end of June, 2008
※ Sales and operating income: calculated by JGAAP, totals as of the end of December, 2007 for J:COM West Co., Ltd. and as of the end of March, 2008 for Kyoto Cable Communications Co., Ltd.

About Jupiter Telecommunications Co.,Ltd.

Established in 1995, Jupiter Telecommunications Co., Ltd. is Japan's largest multiple system operator (MSO or J:COM Company) and multiple channel operator (MCO or Jupiter TV Company). J:COM Company provides cable television, high-speed Internet access, telephony and mobile services to customers through 20 managed franchises (as of June 30, 2008) operating at the local level serving 2.87 million subscribing households (as of June 30, 2008) in the Sapporo, Kanto, Kansai, and Kyushu regions. The number of serviceable households or "homes passed" in J:COM franchise areas is 10.48 million. Jupiter TV Company, formerly Jupiter TV Co., Ltd., invests in and operates 17 premium channels which are provided to CATV, satellite and telecom operators. Jupiter Telecommunication's principal shareholder is LGI/Sumisho Super Media and is a public company, trading on the JASDAQ stock exchange under code No. 4817. For more information (available in English and Japanese), visit J:COM's website at http://www.jcom.co.jp/english.html

###

Certain statements in this news release may constitute "forward-looking statements," which involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of Jupiter Telecommunications Co., Ltd. and any of its subsidiaries to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.

J:COM

RECEIVED
2008 NOV 14 A 11: 47
OFFICE OF INTERNATIONAL CORPORATE FINANCE

September 17, 2008
FOR IMMEDIATE RELEASE

JUPITER TELECOMMUNICATIONS ANNOUNCES
AUGUST 2008 SUBSCRIBER FIGURES

Tokyo, Japan -- Jupiter Telecommunications Co., Ltd. (JASDAQ: 4817), the largest multiple system operator (MSO) in Japan based on the number of customers served, has announced that the total subscribing households as of August 31, 2008 served by J:COM's 19 consolidated franchises reached approximately 2.90 million, up 289,600, or 11.1% since August 31, 2007. Combined revenue generating units (RGUs) for cable television, high-speed Internet access and telephony services reached approximately 5.18 million, up 611,900 or 13.4% since August 31, 2007. The bundle ratio (average number of services received per subscribing household) increased to 1.79 as of August 31, 2008 from 1.75 since August 31, 2007. The cable television digital migration rate as of August 31, 2008 increased to 75% from 62% as of August 31, 2007.

Year-Over-Year Subscribing Household Comparisons *: (*Rounded to the nearest hundred)*
Total consolidated subsidiaries: 19 franchises; 42 systems:

	Revenue Generating Units				Total Subscribing Households
	Cable Television	**High-Speed Internet Access**	**Telephony**	**RGU Total**	
As of August 31, 2008	2,343,500 Digital: 1,746,600	1,341,500	1,496,200	5,181,200	2,895,000
As of August 31, 2007	2,151,400	1,173,500	1,244,400	4,569,300	2,605,400
Net year-over-year increase	192,100	168,000	251,800	611,900	289,600
Net increase as percentage	8.9%	14.3%	20.2%	13.4%	11.1%

* Fukuoka Cable Network Co., Ltd. (FCN), which has been the only equity-method affiliate among J:COM's managed franchises, became a consolidated subsidiary of J:COM at the end of August 2008. As a result, the tables for the total managed franchises and for the total consolidated subsidiaries, which have been previously separately listed, have been merged into a single table above to reflect total consolidated subsidiaries. FCN had 114,300 subscribing households, 190,500 RGU total, 85,900 cable television RGU's, of which 59,300 are digital RGU's, 44,300 high-speed Internet access RGU's and 60,300 telephony RGU's (as of August 31, 2008), which are included in the above table.

About Jupiter Telecommunications Co.,Ltd.

Established in 1995, Jupiter Telecommunications Co., Ltd. is Japan's largest multiple system operator (MSO or J:COM Company) and multiple channel operator (MCO or Jupiter TV Company). J:COM Company provides cable television, high-speed Internet access, telephony and mobile services to customers through 19 consolidated subsidiaries (as of August 31, 2008) at the local level serving approximately 2.90 million subscribing households (as of August 31, 2008) in the Sapporo, Kanto, Kansai, and Kyushu regions. The number of serviceable households or "homes passed" in J:COM franchise areas is approximately 10.54 million. Jupiter TV Company, formerly Jupiter TV Co., Ltd., invests in and operates 16 premium channels which are provided to CATV, satellite and telecom operators. Jupiter Telecommunication's principal shareholder is LGI/Sumisho Super Media and is a public company, trading on the JASDAQ stock exchange under code No. 4817. For more information (available in English and Japanese), visit J:COM's website at http://www.jcom.co.jp/english.html

###

Certain statements in this news release may constitute "forward-looking statements," which involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of Jupiter Telecommunications Co., Ltd. and any of its subsidiaries to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.

J:COM

RECEIVED
2008 NOV 14 A 11:47

September 29th, 2008
FOR IMMEDIATE RELEASE

Announcement of Group Company Merger Between TEC:J and @NetHome

Tokyo, Japan – Jupiter Telecommunications Co., Ltd. (J:COM, JASDAQ:4817), the largest multiple system operator (MSO) in Japan based on the number of customers served, has announced today that J:COM Technologies Co., Ltd. (TEC:J) and @NetHome Co., Ltd. (@NetHome), both consolidated subsidiaries of J:COM, will merge together on January 1st, 2009. Below is a detailed outline of the merger proposal.

1. Merger Objectives and Significance

Established in 1995, TEC:J has secured itself as the largest cable network engineering company in Japan providing an array of technical support services including network maintenance and operation management for all partners within the J:COM group as well as other cable television companies. Established in 1999, @NetHome has been providing the J:COM group, as well as many of Japan's various cable network companies, with internet access services, fixed-line phone services, digital content distribution, and Earthquake Alert services.

Through the establishment of an integrated operational framework in order to oversee the J:COM company's "Triple Play" service including cable television, high-speed internet access and telephony services, the merger will allow J:COM to sharpen its competitive advantage and promote continuous growth by fostering increased administrative efficiency through the consolidation of common operational functions and optimizing allocation of managerial resources. With the expansion of company's scale and resulting higher presence, customers can expect a higher level of assurance and reliability, while the company can pursue further increases in financial strength and an improvement in managerial efficiency.

2. Merger Outline

①Schedule J:COM Board meeting	September 25th, 2008
Board meetings of the merging companies and execution of the merger agreement:	September 25th, 2008
Extraordinary shareholders' meetings of the merging companies:	Scheduled to take place between October and December 31st, 2008
Effective date of the merger:	Scheduled for January 1st, 2009
②Surviving Company:	J:COM Technologies Co., Ltd
③Official Name of New Company:	To be decided at the J:COM Technologies Co., Ltd. extraordinary shareholders' meeting.

3. Outline of Merging Companies (as of August 31st, 2008)

Company Name	J:COM Technologies Co., Ltd. (the surviving company)	@NetHome Co., Ltd.
Business Operations	■ Cable TV and telecommunication systems equipment development, design, sales, implementation, maintenance ■ Consulting and temporary employment business	■ Telecommunication business ■ Design, implementation, maintenance, and operation of information transmission systems and associated facilities ■ Development, provision, and sales of software required for information transmission systems and associated facilities ■ Information processing and provisions services ■ Advertising agency services
Date of Establishment	September 11th, 1995	August 25th, 1999
Headquarters	Minato-ku, Tokyo	Minato-ku, Tokyo
Representative	Shunzo Yamaguchi, President	Shigekazu Jihira, President
Capital Amount	490 million yen	7,800 million yen
Largest Shareholder	Jupiter Telecommunications Co., Ltd. 100%	Jupiter Telecommunications Co., Ltd. 100%

The impact of the merger will have no influence on the consolidated business performances of the group companies because this merger will be executed between consolidated companies of J:COM.

【Reference】

Company outline and scale of business operations following the merger:

<Company Outline>

Company Name	To be determined
Business Operations	■ Cable TV and telecommunication systems equipment development, design, sales, implementation, maintenance ■ Consulting and temporary employment business ■ Telecommunication business ■ Design, implementation, maintenance, and operation of information transmission systems and associated facilities ■ Development, provision, and sales of software required for information transmission systems and associated facilities ■ Information processing and provisions services ■ Advertising agency services
Date of Establishment	September 11th, 1995
Headquarters	Minato-ku, Tokyo
Representative	Shunzo Yamaguchi, President
Capital Amount	490 million yen
Largest Shareholder	Jupiter Telecommunications Co., Ltd. 100%

<Scale of Operations>

Sales	54,012 million yen
Operating Income	2,816 million yen
Net Income	1,677 million yen

※ Sales, operating income and net income: calculated by JGAAP, total of the 2007 fiscal year for TEC:J and @NetHome.

About Jupiter Telecommunications Co.,Ltd.

Established in 1995, Jupiter Telecommunications Co., Ltd. is Japan's largest multiple system operator (MSO or J:COM Company) and multiple channel operator (MCO or Jupiter TV Company). J:COM Company provides cable television, high-speed Internet access, telephony and mobile services to customers through 19 consolidated subsidiaries (as of August 31, 2008) at the local level serving approximately 2.90 million subscribing households (as of August 31, 2008) in the Sapporo, Kanto, Kansai, and Kyushu regions. The number of serviceable households or "homes passed" in J:COM franchise areas is approximately 10.54 million. Jupiter TV Company, formerly Jupiter TV Co., Ltd., invests in and operates 16 premium channels which are provided to CATV, satellite and telecom operators. Jupiter Telecommunication's principal shareholder is LGI/Sumisho Super Media and is a public company, trading on the JASDAQ stock exchange under code No. 4817. For more information (available in English and Japanese), visit J:COM's website at http://www.jcom.co.jp/english.html

###

Certain statements in this news release may constitute "forward-looking statements," which involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of Jupiter Telecommunications Co., Ltd. and any of its subsidiaries to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements

October 8th, 2008
FOR IMMEDIATE RELEASE

J:COM On Demand Offers "Speed Racer" in High Definition to Coincide with the Japan DVD Release

The original and the remake of the classic animation "Mach Go-Go-Go" also scheduled for distribution

Tokyo, Japan -- Jupiter Telecommunications Co., Ltd., (J:COM; JASDAQ 4817), the largest multiple system operator (MSO) in Japan based on the number of customers served, has announced today that J:COM will begin distributing the Hollywood production "Speed Racer" *1 on November 19th, 2008 via "J:COM On Demand". *2

"Speed Racer" is the live-action film adaptation of Japan's classic race car action animated series "Mach Go Go Go," (created by Tatsunoko Productions and its original writer, Tatsuo Yoshida) which over the years has amassed popularity throughout the United States and Japan. The recreation of this renowned classic is the work of the Wachowski Brothers, most famously known for the critically acclaimed "Matrix" series. Presented with innovative artistic direction and utilizing the latest technology in computer graphics animation, a young driving prodigy takes the wheel in order to face off against an evil conspiracy by charging head-on into the most intense race of his life.

J:COM On Demand will be offering the film in both HD (high definition) and SD (standard definition) formats for 600 yen (630 yen tax included) and 500 yen (525 yen tax included).
To accompany the release of "Speed Racer," J:COM is also offer Japan's original masterpiece "Mach Go Go Go" (1967, 52 episodes), as well as the 1997 remake (34 episodes) all at once through J:COM On Demand service.


SPEED RACER
FROM THE WRITERS AND DIRECTORS OF "THE MATRIX" TRILOGY
COMES A WORLD BUILT FOR SPEED.

*1 A Warner Bros. production released in theatres July, 2008

*2 J:COM On Demand is video on demand (VOD) service available to nearly 1.3 million households subscribing to J:COM TV Digital (some subscribers not included).

Beautifully recreated and produced by the Wachowski Brothers, the team who brought the "Matrix" trilogy has once again joined forces to bring their revolutionary cinematic vision to audiences worldwide.

【Staff】

Director, Writer, Producer: Wachowski Brothers (Larry Wachowski, Andy Wachowski)

Producer:	Joel Silver, Grant Hill
Produced in:	United States of America
Distributed by:	Warner Bros. Pictures

【Cast】

Emile Hirsch, Susan Sarandon, John Goodman, Christina Ricci, Mathew Fox, Roger Allam, Hiroyuki Sanada, Rain

◆ 『Speed Racer』 & 『Mach Go Go Go』 Distribution Summary

Title	Distribution Period	Price (tax included) ／Film Summary
『Speed Racer』  	08/11/19～ 09/2/18	HD 630 yen／SD 525 yen ＜About the film＞ Participating in a race car business with his loving family, Speed Racer overcomes his rivals with his natural driving ability and his beloved car the "Mach 5", which was created by his father to carry on the legacy of his older brother Rex, whose life was ended prematurely in a car race... Standing up against a twisted plot, Speed Racer charges head-on into the most intense race of his life in this high tech action motion picture.
『Mach Go Go Go』 Original version (52 episodes)  (C)タツノコプロ	08/11/1～ 09/4/30	Episode 1: free Each additional episode: 315yen ＜About the film＞ Genius race car driver Go Mifune takes the "Mach," his race car equipped with seven special features, and traverses the globe in a full-scale car race action adventure interweaving elements of action, suspense and romance. The deep-rooted popularity of this animated racing classic continues to persist fervently with international audiences to this day.
『Mach Go Go Go』 Remake version (34 episodes)  (C)タツノコプロ・テレビ東京	08/11/1～ 09/4/30	Episode 1: free Each additional episode: 315 yen ＜About the film＞ After Kenichi's life is taken away in a tragic test run accident, his father Daisuke and younger brother Go decide to rebuild the demolished "Mach," installing seven new safety systems in a vow to carry on Kenichi's will and determination as they aim for the grand prix championship. This remake represents a fresh interpretation of the beloved classic animation series.

About Jupiter Telecommunications Co.,Ltd.

Established in 1995, Jupiter Telecommunications Co., Ltd. is Japan's largest multiple system operator (MSO or J:COM Company) and multiple channel operator (MCO or Jupiter TV Company). J:COM Company provides cable television, high-speed Internet access, telephony and mobile services to customers through 19 consolidated subsidiaries (as of August 31, 2008) at the local level serving approximately 2.90 million subscribing households (as of August 31, 2008) in the Sapporo, Kanto, Kansai, and Kyushu regions. The number of serviceable households or "homes passed" in J:COM franchise areas is approximately 10.54 million. Jupiter TV Company, formerly Jupiter TV Co., Ltd., invests in and operates 16 premium channels which are provided to CATV, satellite and telecom operators. Jupiter Telecommunication's principal shareholder is LGI/Sumisho Super Media and is a public company, trading on the JASDAQ stock exchange under code No. 4817. For more information (available in English and Japanese), visit J:COM's website at http://www.jcom.co.jp/english.html

###

Certain statements in this news release may constitute "forward-looking statements," which involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of Jupiter Telecommunications Co., Ltd. and any of its subsidiaries to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.

J:COM

RECEIVED
2008 NOV 14 A 11:27

October 17, 2008
FOR IMMEDIATE RELEASE

JUPITER TELECOMMUNICATIONS ANNOUNCES
SEPTEMBER 2008 SUBSCRIBER FIGURES

Tokyo, Japan -- Jupiter Telecommunications Co., Ltd. (JASDAQ: 4817), the largest multiple system operator (MSO) in Japan based on the number of customers served, has announced that the total subscribing households as of September 30, 2008 served by J:COM's 18 consolidated franchises reached 2.90 million, up 288,000, or 11.0% since September 30, 2007. Combined revenue generating units (RGUs) for cable television, high-speed Internet access and telephony services reached approximately 5.21 million, up 604,600 or 13.1% since September 30, 2007. The bundle ratio (average number of services received per subscribing household) increased to 1.79 as of September 30, 2008 from 1.76 since September 30, 2007. The cable television digital migration rate as of September 30, 2008 increased to 75% from 63% as of September 30, 2007.

Year-Over-Year Subscribing Household Comparisons: *(Rounded to the nearest hundred)*
Total consolidated subsidiaries: 18 franchises; 41 systems:

	Revenue Generating Units				Total Subscribing Households
	Cable Television	High-Speed Internet Access	Telephony	RGU Total	
As of September 30, 2008	2,346,800 Digital: 1,767,600	1,348,800	1,510,600	5,206,200	2,903,300
As of September 30, 2007	2,159,700	1,182,000	1,259,900	4,601,600	2,615,300
Net year-over-year increase	187,100	166,800	250,700	604,600	288,000
Net increase as percentage	8.7%	14.1%	19.9%	13.1%	11.0%

About Jupiter Telecommunications Co.,Ltd.

Established in 1995, Jupiter Telecommunications Co., Ltd. is Japan's largest multiple system operator (MSO or J:COM Company) and multiple channel operator (MCO or Jupiter TV Company). J:COM Company provides cable television, high-speed Internet access, telephony and mobile services to customers through 18 consolidated subsidiaries (as of September 30, 2008) at the local level serving 2.90 million subscribing households (as of September 30, 2008) in the Sapporo, Kanto, Kansai, and Kyushu regions. The number of serviceable households or "homes passed" in J:COM franchise areas is approximately 10.85 million*. Jupiter TV Company, formerly Jupiter TV Co., Ltd., invests in and operates 16 premium channels which are provided to CATV, satellite and telecom operators. Jupiter Telecommunication's principal shareholder is LGI/Sumisho Super Media and is a public company, trading on the JASDAQ stock exchange under code No. 4817. For more information (available in English and Japanese), visit J:COM's website at http://www.jcom.co.jp/english.html

* Since September 2008, the number of "homes passed" of the former Cable West Group and J:COM Kobe Miki have been calculated by the same method as the rest of the J:COM group subsidiaries. As a result, the number of consolidated homes passed increased by 222,000 for the former and 40,000 for the latter, respectively, compared to the previous method.

# # #

Certain statements in this news release may constitute "forward-looking statements," which involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of Jupiter Telecommunications Co., Ltd. and any of its subsidiaries to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.

November 4th, 2008
FOR IMMEDIATE RELEASE

J:COM Announces Organizational and Personnel Changes

Tokyo, Japan – Jupiter Telecommunications Co., Ltd. (J:COM; JASDAQ:4817), the largest multiple system operator (MSO) in Japan based on the number of customer served, announces the approval of organizational and personnel changes effective as of November 1st, 2008.

Summary of Organizational and Personnel Changes

1. Establishment of Sales Promotion and Marketing Divisions
   With the goal of establishing a more flexible organization capable of swift responses to rapidly evolving market trends and diversifying customer needs, the Marketing & Media Business Division reorganized into a new Sales Promotion Division and a new Marketing Division. The Sales Promotion Division consists of the Sales Strategy Department, while the Marketing Division consists of Marketing Department, Broadcasting Production Department, Interactive Media Promotion Department, and Media Planning & Administration Department.

2. Service Strategy Division and Technology Division Reorganization
   New Technology Department re-titled as the Technology Development Department and transferred from the Service Strategy Division to the Technology Division, adding to the preexisting Technology Strategy, Network Engineering, Telecommunications Technology and Procurement Department to form the new Technology Division incorporating five separate departments under its umbrella.
   By concentrating all of technology related functions into Technology Division, we facilitate integrated development and operation of triple services to bolster the company's competitive edge in technology and improve the efficiency in organization.

Personnel Changes

Effective November 1st, 2008

Mr. Mineo Fukuda

New Position:	Representative Director, Executive Vice President, Chief Operating Officer, President, J:COM Company, GM, Customer Care Division
Previous Position:	Representative Director, Executive Vice President, Chief Operating Officer, President, J:COM Company, GM, Marketing & Media Business Division, Customer Care Division

Mr. Toru Kato

New Position:	Director, GM, Business Strategy Unit and Group Strategy Dept. and Service Strategy Division and Sales Promotion Division and Digital Project Promotion Office
Previous Position:	Director, GM, Business Strategy Unit and Group Strategy Dept. and Service Strategy Division and Digital Project Promotion Office

<Organizational Chart> About the Organizational Restructure:

1. Reorganization of Marketing & Media Business Division


Before
After
Marketing & Media Business Division
Sales Strategy Dept.
Marketing Dept.
Broadcasting Production Dept.
Interactive Media Promotion Dept.
Media Planning & Administration Dept.
Sales Promotion Division
(Restructure)
Sales Strategy Dept.
Marketing Division
(Restructure)
Marketing Dept.
Broadcasting Production Dept.
Interactive Media Promotion Dept.
Media Planning & Administration Dept.

2. Reorganization of Service Strategy Division and Engineering Division


Before
After
Service Strategy Division
Product Planning Dept.
Broadcasting Strategy Dept.
Telecommunication Strategy Dept.
New Technology Dept.
Technology Division
Technology Strategy Dept.
Network Engineering Dept.
Telecommunications Technology Dept.
Procurement Dept.
(Transfer)
Service Strategy Division
Product Planning Dept.
Broadcasting Strategy Dept.
Telecommunication Strategy Dept.
Technology Division
Technology Strategy Dept.
Network Engineering Dept.
Telecommunications Technology Dept.
Technology Development Dept.
(Name Changed)
Procurement Dept.

About Jupiter Telecommunications Co., Ltd.

Established in 1995, Jupiter Telecommunications Co., Ltd. is Japan's largest multiple system operator (MSO or J:COM Company) and multiple channel operator (MCO or Jupiter TV Company). J:COM Company provides cable television, high-speed Internet access, telephony and mobile services to customers through 18 consolidated subsidiaries (as of September 30, 2008) at the local level serving 2.90 million subscribing households (as of September 30, 2008) in the Sapporo, Kanto, Kansai, and Kyushu regions. The number of serviceable households or "homes passed" in J:COM franchise areas is approximately 10.85 million*. Jupiter TV Company, formerly Jupiter TV Co., Ltd., invests in and operates 16 premium channels which are provided to CATV, satellite and telecom operators. Jupiter Telecommunication's principal shareholder is LGI/Sumisho Super Media and is a public company, trading on the JASDAQ stock exchange under code No. 4817. For more information (available in English and Japanese), visit J:COM's website at http://www.jcom.co.jp/english.html

###

END